January 29, 2026
Jefferies LLC
520 Madison Avenue
New York, New York 10022
Leerink Partners LLC
1301 Avenue of the Americas, 5th Floor
New York, NY 10019
Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
Stifel, Nicolaus & Company, Incorporated
787 7th Avenue, 11th Floor
New York, NY 10019
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:                    Robert Augustin
Margaret Sawicki
Christie Wong
Li Xiao
Re:        SpyGlass Pharma, Inc.
Registration Statement on Form S-1
(File No. 333-292779)
Acceleration Request
Requested Date: January 30, 2026
Requested Time: 4:05 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of SpyGlass Pharma, Inc., a Delaware corporation (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:05 p.m. Eastern Time on January 30, 2026, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Securities Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.
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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

JEFFERIES LLC
LEERINK PARTNERS LLC
CITIGROUP GLOBAL MARKETS INC.
STIFEL, NICOLAUS & COMPANY, INCORPORATED

JEFFERIES LLC

By:	/s/ Kevin Lacerda
Name:	Kevin Lacerda
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ Andrew Gitkin
Name:	Andrew Gitkin
Title:	Senior Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jason Jun
Name:	Jason Jun
Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nick Oust
Name:	Nick Oust
Title:	Managing Director
[Signature Page to Underwriters’ Acceleration Request Letter]